EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

May 7, 2012	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMQB
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD GRANTS OPTIONS

MOVES TO OTCQB STATUS

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICE

OR FOR DISSEMINATION IN THE UNITED STATES

Emgold Mining Corporation (“Emgold” or the “Company”) has granted a total of 1,800,000 incentive stock options to directors, officers, employees, and consultants of the Company, exercisable for a five-year period expiring May 4, 2017, at CDN$0.15 per share.  The stock options were issued in accordance with the Company’s 10% rolling stock option plan (“the Plan”) adopted by the Company’s shareholders on June 8, 2005.  The Plan is approved annually by shareholders and was last approved on September 6, 2011.

Emgold is also pleased to announce that OTC Markets Group Inc. has upgraded Emgold to the OTCQB tier of the OTC Market in the United States. Emgold qualifies to trade on the OTCQB tier because it is an SEC reporting company and is current in its reporting obligations.  Emgold trades on the TSX Venture Exchange, the OTCQB, and the Frankfurt Exchange under the symbols listed above.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under, or satisfaction of an exemption from, the securities laws of any such jurisdiction.

About Emgold Mining Corporation

Emgold controls 100 percent of the Idaho-Maryland Gold Project in California.  The Idaho-Maryland Mine produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounces per ton between 1862 and 1956.  Emgold is in the process of completing an Environmental Impact Report (“EIR”) for the Project with a targeted completion date of 2013, subject to financing.  Once the EIR is complete and permits are obtained, the Company plans to dewater and rehabilitate the historic underground workings, conduct underground exploration, and ultimately construct a high grade underground gold operation capable of producing over 200,000 ounces of gold per year.  Emgold has delineated a National Instrument 43-101 compliant mineral resource at Idaho-Maryland as shown in Table 1 below (Technical Report available at www.emgold.com).

Table 1

Idaho-Maryland Project Resources

Resource Type	Short Tons (millions)	Gold Grade (ounces per ton)	Gold Ounces
Measured	1.10	0.21	212,000
Indicated	0.57	0.48	259,000
Measured and Indicated	1.67	0.28	472,000

Inferred	2.57	0.39	1,002,000

Management believes the exploration target at Idaho-Maryland is 3 to 5 million ounces of gold, subject to additional diamond drilling that will be completed from underground once the mine is permitted and dewatered. Note that this target is conceptual in nature, and there has been insufficient exploration to define a mineral resource other than as disclosed in the table above, and it is uncertain if further exploration will result in any further delineation of a mineral resource.  The target is based on projecting historic production and current resources to a depth of 5,000 feet.  Note that the adjacent Empire Mine, Newmont’s first operating mine, produced 5.8 million ounces of gold from 1850 to 1956 and has workings to a depth of over 5,000 vertical feet on closure.  Underground mines within a 3 mile radius of the Idaho-Maryland Project have reportedly produced over 13 million ounces of gold.  Mines in the area shut down, primarily in the 1950’s, due to fixed price of gold at $35 per ounce by the U.S. government and rising labor and supply costs after WWII.

Emgold has several other early to mid stage exploration properties.  These include the Buckskin Rawhide and Koegel Rawhide gold properties in Nevada and the Stewart and Rozan poly-metallic properties in British Columbia where it is conducting exploration activities.

Note that technical information in this press release has been reviewed and approved by Mr. Robert Pease, P.Geo., a Qualified Persons as defined in National Instrument 43-101.  Mr. Pease is responsible for supervising the technical work related to the Idaho-Maryland Project.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 604-687-4622 Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the timing of completion of the Final EIR on the Idaho-Maryland Project, the Company's planned work programs, exploration potential, expected results, and other statements.  Forward-looking statements are based on certain assumptions of the Company, including that the City of Grass Valley and its consultants, which are funded by Emgold, will complete the EIR in a reasonable timeframe, the City of Grass Valley will certify the EIR as complete, and the City of Grass Valley will approve the Conditional Use Permit for the mine and approve other entitlements under their authority.  They assume other permitting agencies overseeing the project on a local, state and federal level will grant the permits needed for mining construction and operation.  They assume that actual results of exploration, development, and production activities are consistent with management's expectations, that assumptions relating to mineral resource estimates and exploration targets are accurate, and that necessary financing is available to complete the required exploration work.  They include assumptions about production rates, production grades, and gold recoveries.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned permitting, exploration, mine construction and development, and mine operations.  Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, actual development and mining operation successes, exploitation and exploration successes, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.